Exhibit 21

MOTOROLA MOBILITY HOLDINGS, INC.

LISTING OF MAJOR SUBSIDIARIES

All of the following entities are wholly owned, either directly or indirectly, by Motorola Mobility Holdings, Inc. as of the Distribution Date on January 4, 2011.

Motorola Industrial Ltda.	Brazil
Motorola Mobility Canada Ltd.	Canada
Motorola Mobility Technologies (China) Co., Ltd.	China
Motorola (Beijing) Mobility Technologies Co., Ltd.	China
Motorola Mobility Germany GmbH	Germany
Kreatel Communications A.B.	Sweden
General Instrument of Taiwan, Ltd.	Taiwan
Motorola Mobility UK Ltd.	UK
Motorola Mobility, Inc.	US
Quantum Bridge Communications, Inc.	US
General Instrument Corporation	US
NextLevel Systems (Puerto Rico), Inc.	US
Modulus Video, Inc.	US
Leapstone Systems, Inc.	US
Netopia, Inc.	US
Broadbus Technologies, Inc.	US
Terayon Communication Systems, Inc.	US